UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SiteOne Landscape Supply, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

82982L 103

(CUSIP Number)

CD&R Landscapes Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to

Peter J. Loughran, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Landscapes Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,046,541 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,046,541 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,046,541 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 27.9% (1)
14.	Type of Reporting Person PN

(1)	Based on 39,551,533 shares of common stock outstanding as of December 5, 2016.

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Associates VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,046,541 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,046,541 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,046,541 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 27.9% (1)
14.	Type of Reporting Person CO

(1)	Based on 39,551,533 shares of common stock outstanding as of December 5, 2016.

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Associates VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,046,541 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,046,541 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,046,541 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 27.9% (1)
14.	Type of Reporting Person PN

(1)	Based on 39,551,533 shares of common stock outstanding as of December 5, 2016.

CUSIP NO. 82982L 103

1.	Name of Reporting Person CD&R Investment Associates VIII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,046,541 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,046,541 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,046,541 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 27.9% (1)
14.	Type of Reporting Person CO

(1)	Based on 39,551,533 shares of common stock outstanding as of December 5, 2016.

EXPLANATORY NOTE

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D previously filed by the undersigned with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2016 (the “Original 13D” and, as amended through the date hereof, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. The Schedule 13D is filed by the Reporting Persons as defined in Item 2 of the Original 13D. The Schedule 13D relates to shares of common stock, par value $0.01 (the “Common Stock”), of SiteOne Landscape Supply, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is being filed to reflect the sale of 6,753,137 shares of the Issuer’s Common Stock (including shares sold pursuant to the underwriters’ option to purchase additional shares) by the undersigned on December 5, 2016. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original 13D.

Item 5	Interest in Securities of the Issuer

(a)

(i) CD&R Landscapes is the beneficial owner of 11,046,541 shares of the Issuer’s Common Stock, representing approximately 27.9% of the Issuer’s Common Stock, based on 39,551,533 shares of Common Stock outstanding as of the close of business on December 5, 2016.

(ii) CD&R Associates VIII, Ltd., as the general partner of CD&R Landscapes, may be deemed to beneficially own the shares of Common Stock in which the CD&R Landscapes has beneficial ownership.

(iii) CD&R Associates VIII, L.P., as the sole stockholder of CD&R Associates VIII, Ltd., may be deemed to beneficially own the shares of Common Stock in which CD&R Landscapes has beneficial ownership.

(iv) CD&R Investment Associates VIII, Ltd., as the general partner of CD&R Associates VIII, L.P., may be deemed to beneficially own the shares of Common Stock in which CD&R Landscapes has beneficial ownership.

Each of CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares of the Issuer’s Common Stock in which CD&R Landscapes has beneficial ownership. CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock in which CD&R Landscapes has beneficial ownership. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to the shares of the Issuer’s Common Stock held by CD&R Landscapes are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). As of the date hereof, the investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Vindi Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Ravi Sachdev, Richard J. Schnall, Nathan K. Sleeper, Sonja Terraneo and David H. Wasserman. All members of the Investment Committee expressly disclaim beneficial ownership of the shares of the Issuer’s Common Stock shown as beneficially owned by CD&R Landscapes.

(v) By virtue of the Amended and Restated Stockholders Agreement, dated May 12, 2016, (the “Stockholders Agreement”), by and among the Issuer, Deere and CD&R Landscapes, CD&R Landscapes and Deere may constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of this filing, Deere was the beneficial owner of 5,889,341 shares of the Issuer’s Common Stock. As members of the group, CD&R Landscapes and Deere may be deemed to beneficially own the Issuer’s Common Stock beneficially owned by the members of the group as a whole. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer’s Common Stock held by Deere.

(vi) Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the Issuer’s Common Stock other than those which are directly held by CD&R Landscapes as of the date hereof.

(vii) Except as described in Sections (a)(i) – (v) of this Item 5, no other person is a beneficial owner of the Issuer’s Common Stock in which CD&R Landscapes has direct beneficial ownership.

(b) In addition to the description set forth above in this Item 5(a), see the cover pages of this Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c) On December 5, 2016, CD&R Landscapes sold in an underwritten secondary public offering 6,753,137 shares of the Issuer’s Common Stock (including shares sold pursuant to the underwriters’ option to purchase additional shares) at a public offering price of $33.00 per share.

The response to Item 6 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Amended and Restated Stockholders Agreement

The Stockholders Agreement grants CD&R Landscapes the right to designate for nomination for election to the Issuer’s board of directors a number of CD&R designees equal to:

•	at least 20% of the total number of directors comprising the Issuer’s board of directors at such time as long as CD&R Landscapes owns at least 15% but less than 30% of the outstanding shares of the Issuer’s Common Stock; and

•	at least 10% of the total number of directors comprising the Issuer’s board of directors at such time as long as CD&R Landscapes owns at least 5% but less than 15% of the outstanding shares of the Issuer’s Common Stock.

The Stockholder’s Agreement grants Deere the right to designate for nomination for election to the Issuer’s board of directors a number of Deere designees equal to:

•	at least 10% of the total number of directors comprising the Issuer’s board of directors at such time as long as Deere owns at least 5% but less than 15% of the outstanding shares of the Issuer’s Common Stock.

For purposes of calculating the number of CD&R designees and Deere designees that the CD&R Landscapes and Deere, respectively, are entitled to nominate pursuant to the formulas outlined above, any fractional amounts will be rounded up to the nearest whole number and the calculation will be made on a pro forma basis after taking into account any increase in the size of the Issuer’s board of directors.

With respect to any vacancy of a CD&R-designated director or a Deere-designated director, CD&R Landscapes and Deere, as applicable, will have the right to designate a new director for election by a majority of the remaining directors then in office.

The Stockholders Agreement provides that a CD&R designee will serve as the Chairman of the Issuer’s board of directors as long as the CD&R Landscapes owns at least 25% of the outstanding shares of the Issuer’s Common Stock.

The Stockholders Agreement also grants to CD&R Landscapes and Deere certain other rights, including specified information and access rights for CD&R Landscapes.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as an exhibit and incorporated herein by reference.

Registration Rights Agreement

The Issuer is party to a Registration Rights Agreement, dated December 23, 2013 (the “Registration Rights Agreement”), with CD&R Landscapes and Deere. The Registration Rights Agreement grants to CD&R Landscapes and Deere, and their respective permitted transferees, customary demand registration rights and piggyback registration rights, in each case subject to customary terms and conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Indemnification Agreement

The Issuer and certain of its wholly-owned subsidiaries are party to an Indemnification Agreement, dated December 23, 2013 (the “Indemnification Agreement”), with CD&R Landscapes and certain of its affiliates pursuant to which they each indemnify CD&R Landscapes and its affiliates, directors, officers, partners, members, employees, agents, representatives and controlling persons, against certain claims and liabilities, including liabilities arising out of financing arrangements and securities offerings.

The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock Up Agreement

CD&R Landscapes has signed a lock-up letter agreement (the “Lock-Up Agreement”) under which it has agreed, subject to certain exceptions, that, without the prior written waiver of Goldman Sachs & Co. and UBS Securities LLC, it will not, during the period ending 90 days after November 29, 2016, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of the Issuer’s Common Stock, or any options or warrants to purchase any shares of the Issuer’s Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of the Issuer’s Common Stock.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Exhibit 7.1: Joint Filing Agreement, dated December 7, 2016, by and between CD&R Landscapes Holdings, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

Exhibit 7.2: Amended and Restated Stockholders Agreement of SiteOne Landscape Supply, Inc., dated May 12, 2016, by and among SiteOne Landscape Supply, Inc., CD&R Landscapes Holdings, L.P. and Deere & Company, incorporated by reference to Exhibit 7.2 to the Original 13D (No. 005-89511).

Exhibit 7.3: Registration Rights Agreement of SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc., CD&R Landscapes Holdings, L.P. and Deere & Company, incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (No. 333-206444)

Exhibit 7.4: Indemnification Agreement, dated as of December 23, 2013, by and among SiteOne Landscape Supply, Inc. (f/k/a CD&R Landscapes Parent, Inc.), SiteOne Landscape Supply Midco, Inc. (f/k/a CD&R Landscapes Midco, Inc.), SiteOne Landscape Supply Bidco, Inc. (f/k/a CD&R Landscapes Bidco, Inc.), SiteOne Landscape Supply Holding, LLC (f/k/a JDA Holding LLC), SiteOne Landscape Supply, LLC (f/k/a John Deere Landscapes LLC ), CD&R Landscapes Holdings, L.P., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Advisor Fund VIII Co-Investor, L.P., Clayton. Dubilier & Rice Inc., and Clayton, Dubilier & Rice, LLC, incorporated by reference to Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1 (No. 333-206444)

Exhibit 7.5: Lock-Up Letter Agreement, dated November 28, 2016, executed by CD&R Landscapes Holdings, L.P.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 7, 2016

CD&R LANDSCAPES HOLDINGS, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary